UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Thumb Butte Distillery, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Arizona

    Date of organization
    October 8, 2013

Physical address of issuer
400 N Washington Ave
Prescott, AZ 86301

Website of issuer
www.ThumbButteDistillery.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
10,894

Price (or method for determining price)
$4.59

Target offering amount
$50,003.46

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$600,000.21

Deadline to reach the target offering amount
April 8, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$52,857	$90,282
Cash & Cash Equivalents	-$41,058	$13,612
Short-term Debt	$14,673	$29,245
Long-term Debt	$306,746	$301,141
Revenues/Sales	$298,113	$138,112
Cost of Goods Sold	$18,305	$82,980
Taxes Paid	$20,488	$8,565
Net Income	-$4,356	-$272,553

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 13, 2019

FORM C-A

Up to $600,000.21

Thumb Butte Distillery, Inc.



Explanatory Note

Thumb Butte Distillery, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on February 11, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit H). A previous Amendment was filed to update the company summary to include a perks campaign for investors in the Offering (attached hereto as Exhibit B).

Series Seed Preferred Stock

This Form C-A (including the cover page and all exhibits attached hereto, the "*Form C*") is being furnished by Thumb Butte Distillery, Inc., a Arizona Corporation (the "*Company*", as well as references to "*we*", "*us*", or "*our*"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Preferred Stock of the Company (the "*Securities*"). Purchasers of Securities are sometimes referred to herein as "*Purchasers*". The Company intends to raise at least $50,003.46 and up to $600,000.21 from Purchasers in the offering of Securities described in this Form C (this "*Offering*"). The minimum amount of Securities that can be purchased is $100.98 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "*Intermediary*"). The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.98	$0.00	$100.98
Aggregate Minimum Offering Amount	$50,003.46	$0.00	$50,003.46
Aggregate Maximum Offering Amount	$600,000.21	$0.00	$600,000.21

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at ThumbButteDistillery.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is March 13, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of

performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://thumbbuttedistillery.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company

Thumb Butte Distillery, Inc. (the "***Company***" or "***Thumb Butte Distillery***") is an Arizona Corporation formed on October 8, 2013.

The Company is located at 400 N Washington Ave, Prescott, AZ 86301.

The Company's website is www.ThumbButteDistillery.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We sell whiskeys, gins, and vodkas in our Prescott, Arizona facility. These products utilize locally sourced, corn, barley, and wheat, and we plan to soon add rye. We also grow our own herbs and collect local juniper berries for our gins. We are an active member of Local First - an organization dedicated to supporting locally owned businesses. It encourages networking between local businesses in an effort to keep dollars in the community. We also participate in local organizations headed by women entrepreneurs and are members of professional and trade guilds. We believe, the craft distilling sector of the spirits industry requires new and creative ways of marketing and distribution. We also believe that the future of the liquor distribution business will heavily involve online sales through the internet just like any other retail or wholesale business. But we also understand the importance of being a part of the local community and participating in local charities and civic functions to build a strong foundation and brand. As such, we are active participants in social events and tastings in cocktail bars, cigar bars, and resorts in Phoenix, Tucson, and in Northern Arizona.

The Offering

Minimum amount of Shares of Series Seed Preferred Stock being offered	10,894
Total Shares of Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	10,894
Maximum amount of Shares of Series Seed Preferred Stock	130,719
Total Shares of Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	130,719
Purchase price per Security	$4.59
Minimum investment amount per investor	$100.98
Offering deadline	April 8, 2019
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will continue to operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. Because the industry of "craft distilling" is relatively new (about 10 years) the availability of trained personnel is very limited. We do most of our own training, and on occasion, send key employees for industry specific training.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Catherine A. Cowen, who is the Chair of the Board of Directors, Dana Murdock, who is Director and President, Margaret J. Cross, who is Director, Vice

President and Treasurer, as well as Mario E. Passalacqua, who is Director and Secretary, all from October 2013 to present. Additionally, the Company is dependent on Jim Bacigalupi, who is Master Distiller, from 2013 to present. The loss of Catherine A. Cowen, Dana Murdock, Margaret J. Cross, Mario E. Passalacqua or Jim Bacigalupi, or any member of the board of directors or executive officer, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Catherine A. Cowen, Dana Murdock, Margaret J. Cross, Mario E. Passalacqua, and Jim Bacigalupi in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Catherine A. Cowen, Dana Murdock, Margaret J. Cross, Mario E. Passalacqua, or Jim Bacigalupi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our craft spirts is highly competitive.
We face competition with respect to our existing product line of craft sprits and will with any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have, along with superior expertise in research, development, and marketing approved craft spirits. They may be better equipped to develop and commercialize craft spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our craft spirits will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Craft spirits face specific challenges when it comes to the commercialization of products. Traditionally the industry has been dominated by big multi-national players who monopolize the available shelf space and the attention of the traditional distributors. Some distributors may now have at least a small amount of craft products in their book. As a relatively new distillery we must actively work to get our brand into the public eye.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to address product safety concerns and quality control. These are important to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate over concerns about perceived negative safety and quality consequences of certain ingredients in and the safety of each batch of spirits. This may erode consumers' confidence in the safety of any bottles and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's craft spirits and may reduce demand for the Company's alcoholic beverage products.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes, excise taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made. We use outside bookkeeping, payroll and accounting professionals to determine our tax liabilities. Our management software assists in the accurate calculation of federal and state excise taxes, inventory management and purchasing.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business. We anticipate that there will be more collection of sales tax in regards to online sales. We will depend on the online commerce sites that we use to facilitate the collection and payment of local taxes. As with our local Arizona sales taxes they are passed directly through to our customers and are paid monthly to the state and local municipality.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government

programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Therefore, we depend on our software programs to adapt and comply with changes in regulations, reporting requirements, licensing and permits.

Sudden changes in the statutory and regulatory framework could have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costlier than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations. We are subject to state and local environmental, health and safety laws and regulation concerning matters such as food handling, bacterial contamination and wastewater discharges. When we built the distillery we installed, under the purview of the Prescott Water Department, a wastewater check station and are inspected several times a year by the County Health Department. We also have inspection by the fire department and the fire marshal. The fire marshal is concerned with the handling of potentially flammable materials and the storage of those materials.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
The craft spirit industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of craft spirits. In addition, the current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. To operate our distillery, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the local county Health Department, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes,

license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Typically, these permits, licenses, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business, as we could be subject to legal risk, including government enforcement action and class action civil litigation.

The sale of alcoholic beverages at our tasting room subjects us to additional regulations and potential liability.

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

In certain states we are subject to "dram shop" statutes.

Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages. As stated above we monitor customers intake of spirits, restrict service if necessary and ask customers to leave. We carry insurance to mitigate any recovery of damages from an intoxicated person.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for spirits can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a spirit supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely. When we first started, there were legacy contracts in the industry with distributors called "evergreen contracts" Over the past five years most of those contracts have disappeared and manufacturers may move from one distributor to another without penalty. We may enter into distribution in a control state such as Wyoming, where states sell retail liquor through state-controlled distribution channels where there may be more regulation.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
One of the challenges of the craft spirit industry is to spot changes in consumer buying, anticipate new product interest and respond accordingly. As our products continually change, our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as liquor stores, supermarkets, warehouse clubs, bars, resorts, and hotels in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing,

then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We are heavily dependent on our distributors.
In the United States, where substantially all of our spirits are sold, we sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants, resorts, hotels, and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty spirits brands, as well as national spirits brands, and are to varying degrees influenced by their continued business relationships with other distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices, and government-sponsored agricultural programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon bottom line competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients, and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard, cork, and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long term contracts with our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our

ingredient requirements. The grains and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may not be able to generate a high sales velocity at our then-current prices. Retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability. We already pay our employees more than minimum wage or any increase in minimum wage.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things grains, citrus, herbs and spices. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including possibility of fire, natural disasters or severe weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, or government regulation. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our online and offline business and results of operations. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance. We use an information system that exists in the "cloud" and is not dependent on our equipment.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems for processing confidential information is run by Bank of America and they may or may not indemnify us against the illegal dissemination of confidential information. Our systems are upgraded regularly as Bank of America changes their systems.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled 'Transactions with Related Persons and Conflicts of Interest' for further details.

The process of distilling spirits utilizes a large amount of water.
Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, been tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products that could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities and the Offering

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 52.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and

policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

A small portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

Your ownership of the shares of Series Seed Preferred Stock is subject to dilution.
Owners of Series Seed Preferred Stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and

merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We manufacture whiskeys, gins, and vodkas in our Prescott, Arizona facility. These products utilize locally sourced, corn, barley, wheat, and we plan to soon add locally grown rye. We also grow our own herbs and collect local juniper berries for our gins. We are an active member of Local First (an organization of locally owned businesses) and of local organizations headed by women entrepreneurs. We are also members of the professional and trade guilds. We believe the future of liquor distribution is through the internet just like any other retail or wholesale business. But we also understand the importance of being a part of the local community and participating in local charity and civic functions to build a strong foundation and brand. We are active participants in social events and tastings in cocktail bars, cigar bars, and resorts in Phoenix, Tucson, and in Northern Arizona.

Business Plan
Our business model relies on the continued growth of our existing brands and products, as well as the creation of new products. The markets and industry segments in which we offer our products are highly competitive. We intend to utilize our marketing and online presence to win with consumers at the 'zero moment of truth' - when they are searching for information about a brand or product. We also work collaboratively with our customers and our distributors to improve the in-store presence of our products and win the 'first moment of truth' - when a consumer is shopping in the store. Finally, we must also win the 'second moment of truth' - when a consumer tastes the product, evaluates how well it met his or her expectations, and decides whether it was a good value and buys that second bottle.

We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. We intend to design research and product development activities to enable sustained organic growth, and the sourcing of local ingredients which carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

We develop and distribute our whiskeys and gins to serve diverse audiences statewide. We seek to manage our brands with creativity, expertise, and discipline. We produce and distribute spirits to festivals, charity events, and civic benefits and seek to engage consumers across a wide variety of media platforms. With a strategic focus on content, we aim to:

- Expand, enhance, and evolve our brands by developing relationships with new distributors, online distribution, and direct-to-consumer online sales.

- We have started our Private Membership Spirits Club which will send out spirits four times a year to members. Members will also receive discounts on purchases, invitations to the distiller's dinner, and other events throughout the year.
- Deepen our connection with customers by investing wisely in products and platforms that fit our core businesses and brand portfolios, and resonates with targeted audiences;
- Continue to develop and refine innovative ways to distribute our products;
- Fuel organic growth by developing products with local, regional, and multinational appeal;
- Drive efficiencies, execute strategies, and maintain a strong financial position through operational discipline; and
- Generate significant long-term value for our stockholders.

History of the Business
The Company was incorporated on October 8, 2013 under the laws of Arizona.

The Company's Products and/or Services

Product / Service	Description	Current Market
Production, processing, distribution, and sales of craft spirits such as whiskeys, gins, and vodkas	Hand crafted, small batch craft spirits	Currently we have distribution throughout Arizona and are in over 400 locations that include resorts, hotels, bars, and restaurants. We are planning to move to broader distribution as soon as we can to increase our production.

We are also developing a line of bitters, including Amaro, that we plan to offer next year. We also plan to produce at least four special edition whiskeys each year, and our gin offerings will be expanded to include more specific terroir offerings. We also plan to increase food offerings in the Tasting Room. This will allow the company to facilitate more special events, distillers' dinners, and may help keep our weekend customers at the distillery longer.

We have a signed distribution agreement with Breakthru Beverage. They have been instrumental in increasing our reach within Arizona. We are also planning on using Liberation Distribution, Inc. ("*LibDib*"), an online distributor of alcoholic beverages as one of our distributors and we plan to use Amazon starting in March 2019. We plan to push our online sales hard in 2019, because direct-to-consumer sales provide a larger profit margin and allow us to build more personal relationships.

Competition
Our primary competitors in our existing market are other craft distilleries in the American West. Our most direct competition includes companies such as the Arizona Distilling Company, Adventurous Stills, Desert Diamond Distillery, Lucid Distilling Company, Three Wells Distilling Company, and other distilleries from Arizona.

The markets in which our products are sold is highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against

other branded products as well as retailers' private-label brands. We are well positioned in Arizona as the premium local brand and hold a leadership or significant market share position.

Customer Base

Our retail customers are our neighbors, local residents, and Arizona visitors who appreciate our quality spirits and local music experience as well as destination tasters who have heard about our distillery via word of mouth or certain advertising channels. Our customers tend to be between the ages of 25 and 65 with a strong interest in whiskeys and gins. Our wholesale customers include Costco, Total Wine, Bevmo, Safeway, Walmart, and local independent liquor stores, resorts, bars, and restaurants. Our product is sold in over 400 Arizona locations.

Intellectual Property

The Company does not hold any intellectual property rights.

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
United States Government - Department of Alcohol (TTB)	Thumb Butte Distillery, Inc.	We have a distilled spirits production license. Our number is DSP-AZ20003. We were the third distillery to be licensed in Arizona in 2014.	January 1, 2020
State of Arizona Department of Liquor Licensing and Control	Thumb Butte Distillery, Inc.	We are licensed by the State of Arizona as a Class 18 license, Craft Distillery. This license allows us to produce, have a tasting room, sell bottles direct to consumer and wholesale, sell cocktails direct to consumer. The renewal of this license in annual.	August 31, 2019
State of Nevada Department of Taxation	Thumb Butte Distillery, Inc.	License to export liquor into the State of Nevada.	June 30, 2019

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. Additionally, the Alcohol and Tobacco Tax Board regulates our production and requires monthly reporting. The State of Arizona also requires annual reporting of the amount of proof gallons of alcohol produced.

Litigation

The Company is currently not subject to any litigation.

Other

The Company's principal address is 400 N Washington Ave., Prescott, AZ 86301.

The Company conducts business in Arizona, Nevada, Wyoming and Illinois.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	19.00%	$10,000	8.33%	$50,000
Research and Development	9.00%	$5,000	5.00%	$30,000
Manufacturing	40.00%	$20,000	33.27%	$200,000
Equipment Purchases	0.00%	$0.00	17.0%	$100,000
Future Wages	0.00%	$0.00	17.0%	$100,000
Repayment of Debt	0.00%	$0.00	0.8%	$5,000
Repayment of obligations in arrears	0.00%	$0.00	0.6%	$4,000
General Working Capital	32.00%	$15,003.46	18.00%	$111,000.21
Total	**100.00%**	**$50,003.46**	**100.00%**	**$600,000.21**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds. Based upon increased distribution and new product development, more funds may be used for manufacturing (e.g. raw materials and other supplies). Also, we may increase marketing and promotion in new markets. We may also use funds to participate in more trade shows, festivals, and to conduct training.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mario E. Passalacqua

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, October 2013 to Present
Corporate Secretary, August 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mario functions as the secretary in all meetings. His responsibilities include recording meeting proceedings and having those recordings transcribed. Mario Passalacqua has not worked out side the distillery in the past three years. He is retired and works on his car collection.

Education
Mario obtained an AA diploma from San Fernando College and completed the IBEW Apprentice program.

Name
Catherine A. Cowen

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chair of Board of Directors, October 2013 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Catherine organizes and chairs all meetings. She is responsible for compliance with Arizona laws and corporate responsibilities. She also organizes all board and shareholder meetings. Catherine is also retired from the Port Authority in South Florida. She has not worked outside the distillery during the past three years. She helps with marketing and directly contacting customers.

Education
Catherine has a MA in Business and HR from the University of Wisconsin.

Name
Margaret J. Cross

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Vice President and Treasurer, September 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Margaret works with the company's bookkeeper and CPA to produce annual and quarterly financial reports. She also assists the president with strategic planning to move the company forward. Margaret has not worked outside the Company in the past three years. She is involved in real estate development in California and Arizona.

Education
Margaret has a BA in Education from the California State University, San Jose.

Name
Dana Murdock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, October 2013 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dana was one of the founding members of the distillery in 2013. She wrote the original business plan and recruited the initial investors. Murdock runs daily operations in the production facility and the tasting room. She also interacts with distributors, Brand Ambassadors, customers (retail & wholesale) works on marketing, internet sales, training, interacts with bookkeeper, accountant and Cal State Fresno attorney. Dana has not worked out side of the Company for the past three years.

Education
Dana has a BS in Political Science from the University of Utah and took Business classes at the California State University, Fresno.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mario E. Passalacqua

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Corporate Secretary, October 2013 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mario functions as the corporate secretary in all meetings. His responsibilities include recording meeting proceedings and having those recordings transcribed. Mario Passalacqua has not worked outside the distillery in the past three years. He is retired and works on his car collection.

Education
Mario obtained an AA diploma from San Fernando College, and completed the IBEW Apprentice program.

Name
Margaret J. Cross

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Vice President and Treasurer, September 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Margaret works with the company's bookkeeper and CPA to produce annual and quarterly financial reports. She also assists the president with strategic planning to move the company forward. Prior to working with Thumb Butte Distillery, she was the CFO of a charter school in California.

Margaret has not worked outside the Company in the past three years. She is involved in real estate development in California and Arizona.

Education
Margaret has a BA in Education from the California State University, San Jose.

Name
Dana Murdock

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, October 2013 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dana was one of the founding members of the distillery in 2013. She wrote the original business plan and recruited the initial investors. Murdock runs daily operations in the production facility and the tasting room. She also interacts with distributors, Brand Ambassadors, customers (retail & wholesale) works on marketing, internet sales, training, interacts with bookkeeper, accountant and attorney. Dana has not worked outside of the Company for the past three years.

Education
Dana has a BS in Political Science from the University of Utah and took Business classes at the California State University, Fresno.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Arizona law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in Arizona.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Common Stock
The Company is authorized to issue 1,000,000 shares of Common Stock (the "***Common Stock***"), with a par value $0.001 per share, of which 380,953 shares are issued and outstanding.

On November 30, 2013, the Company issued 96,667 shares of its Common Stock at a purchase price per share ranging from of $0.74 to $3.00 per share to nine purchasers for the aggregate proceeds of $228,801.00. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) and/or Regulation D, Rule 506(b) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds of this offering were used for building out the distillery, equipment, operating expenses, and marketing. Subsequently, 60,000 shares issued to Dana Murdock in this offering were cancelled and re-issued in the amount of 56,667, and 3,336 shares to an existing shareholder.

On April 30, 2014, the Company issued 10,000 shares of its Common Stock at a purchase price of $3.00 per share to a single purchaser for the aggregate proceeds of $30,000.00. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) and/or Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for operating capital, supplies and materials.

On June 9, 2015, a single shareholder entered into a purchase and sale agreement for 30,000 shares of Common Stock. The shares were transferred to three purchasers for the aggregate purchase amount of $124,800.00.

On August 7, 2015, the Company issued 14,286 shares of its Common Stock at a purchase price of $7.00 per share to a single purchaser for the aggregate proceeds of $100,000. This offering of the company's Common Stock was conducted in reliance on Section 4(a)(2) and/or Regulation D, Rule 506(b) of the Securities Act. The proceeds of this offering were used for operating capital, supplies and materials.

On October 15, 2018, the Company issued 200,000 shares of Common Stock to James A. Bacigalupi and Dana Murdock in consideration of a debt reduction in the amount of $506,000. The 200,000 shares of Common Stock issued in cancellation of such debt are subject to an eighteen-month restriction before resale and cannot be resold for less than $4.00 per share.

As of the date of this Form C, there are a total of 380,953 shares of the Company's Common Stock issued and outstanding.

All Common Stock issued by the Company and subsequently resold remain otherwise governed by the Shareholder Agreement (the "***Shareholder Agreement***"), which provides voting rights of one vote per share and no dilution rights. See 'Other Classes of Securities' for more information.

Series Seed Preferred Stock
Upon reaching the Minimum Amount in this Offering, the Company anticipates authorizing 130,719 shares of series seed preferred stock, at an original issue price of $4.59 per share (the "***Series Seed Preferred Stock***"). A draft of the Amended and Restated Articles of Incorporation of Thumb Butte Distillery Inc. is attached hereto as Exhibit G.

Debt
The Company has the following debt outstanding:

On June 9, 2014, the Company entered into a loan with Mario E. Passalacqua. Pursuant to the terms of said loan, the Company promises to pay Mario E. Passalacqua $30,000. This amount is payable on or before the sale of Thumb Butte Distillery, Inc., and is interest free.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $1,750,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by a few people. Those people are: Dana Murdock (15%), and James A. Bacigalupi jointly with Dana Murdock (52%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
James A. Bacigalupi, jointly with Dana Murdock	52%

Following the Offering, the Purchasers will own 2.78% of the Company if the Minimum Amount is raised and 25.53% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate substantially all of our revenue through retail sales in our tasting room and wholesale sales through our Arizona distributor, Breakthru Beverage. Our Bourbon, Rye, and the Western Sage Gin are our bestsellers to date.

For the year ended December 31, 2016, we recorded revenue of $138,112, and a net loss of $272,553. For the year ended December 31, 2017, we recorded revenue of $298,113, and a net income loss of $4,356.

The Company intends to achieve profitability in the next 12 months by pursuing the following objectives:
- Increase distribution: CA, NV, NY, WY
- Increase direct to consumer sales through internet sales and tasting room
- Increase size of tasting room and add food options.

The Company incurred total operating expenses of $322,346 and $283,290 for the years ended December 31, 2016 and 2017, respectively. In 2016, the Company generated $55,132 in gross profit. In 2017, the Company generated $279,808 in gross profit.

Payroll Expenses
The Company expenses the cost of payroll & administrative expenses as incurred and aggregated $19,091 and $66,157 for the years ended December 31, 2016 and 2017, respectively.

Marketing
The Company expenses the cost of marketing as incurred and aggregated $47,949 and $35,297 for the years ended December 31, 2016 and 2017, respectively.

Liquidity and Capital Resources
The Offering proceeds are essential to sustain our current growth rate. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $5,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $18,556 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the short-run, however, it may acquire a larger still and upgrade its bottling line in the future.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 130,719 shares of Series Seed Preferred Stock for up to $600,000.21. The Company is attempting to raise a minimum amount of $50,003.46 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 8, 2019 (the "***Offering Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The Company will accept investments in excess of the Minimum Amount up to $600,000.21 (the "**_Maximum Amount_**") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.98.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary.

Commission/Fees
The issuer shall not owe the intermediary any commission at the conclusion of the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information. The Company's Amended and Restated Articles of Incorporation in draft form are attached hereto as Exhibit G. The Company will file the Amended and Restated Articles of Incorporation, substantially in the form attached hereto, upon selling the Minimum Amount in this Offering on or prior to the Offering Deadline.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Series Seed Preferred Stock
The Company is offering Series Seed Preferred Stock using basic crowdsourced form documents that are available at www.seriesseed.com. The terms of the Series Seed Preferred Stock are consistent with the forms available at www.seriesseed.com except as specified in the term sheet for this Offering which is attached as Exhibit C to this Form C. Please review carefully the form documents available at www.seriesseed.com.

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series Seed Preferred Stock of the Company will vote together with the holders of Common Stock on all matters coming before the stockholders on an as converted basis, which means that each share of Series Seed Preferred Stock will initially equate to one vote. Approval of a majority of the Series Seed Preferred Stock is required to (i) adversely change rights of the Series Seed Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Series Seed Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; or (vi) liquidate or dissolve, including any change of control.

Proxy Granted to MicroVenture Marketplace Inc.
Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc.

Liquidation Preference
If the Company is liquidated (including a sale of the Company that is deemed a liquidation) each holder of Series Seed Preferred Stock will receive one times the original purchase price plus declared but unpaid dividends, if any, on each share of Series Seed Preferred Stock with the balance of proceeds being paid to the holders of Common Stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation. Holders of Series Seed Preferred Stock will have the opportunity to convert to common stock immediately prior to a liquidation if they choose to do so.

Conversion
Each share of Series Seed Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Future Rights

The Series Seed Preferred Stockholders will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms) upon the consummation of the next preferred stock financing of the Company.

Rights and Preferences

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Purchasers will receive standard information and inspection rights.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Documentation

Documents governing the Series Seed Preferred Stock will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet that is attached as Exhibit C to this Form C.

Voting and Control

The Securities have the following voting rights: Holders of Series Seed Preferred Stock of the Company will vote together with the holders of Common Stock on all matters coming before the stockholders on an as converted basis, which means that each Series Seed Preferred Stock will initially equate to one vote.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Holders of Common Stock and Series Seed Preferred Stock; provided, however, that the Proxy Holder is the only person that has the right to vote the Series Seed Preferred Stock.
Appointment of the Officers of the Company	The Board of Directors of the Company

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase Series Seed Preferred Stock.

Other Classes of Securities of the Company
The following description summarizes important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this Offering. A description of the rights of the shareholders may be found in the Articles of Incorporation, Company Bylaws, as well as Arizona Revised Statutes.

Common Stock

Restrictions on Disposition of Shares
In accordance with the Thumb Butte Distillery, Inc. Shareholder Agreement (the "***Shareholder Agreement***") entered into and among the Company and each of its common shareholders, the Common Stock of the Company is subject to the following restrictions on disposition of shares.

No transfer of Common Stock can be made unless and until the Shareholder receives written consent from all other Shareholders and from the Company or shall first offer to the Company, through the Board of Directors, then to the Founders and then to all of the Shareholders, the Shares that he or she desires to transfer. The Company has 30 days after the receipt of the notice to accept the offer.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class are entitled to designate one (1) or more directors.

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions
In general, in the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Series Seed Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Series Seed Preferred Stock after payment of all the company's debts and other liabilities.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series Seed Preferred Stock (including those offered in this Offering) and any additional classes of preferred stock that we may designate in the future.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent
The Company is the tenant of a related person. James A. Bacigalupi is the owner of the building. He is the head distiller and the spouse of Dana Murdock.

Related Person/Entity	James A. Bacigalupi
Relationship to the Company	James owns 52% of the outstanding Common Shares of the Company
Total amount of money involved	$4,689/month
Benefits or compensation received by related person	Rent and salary
Benefits or compensation received by Company	The company rents a 7,000 sq. ft. building for less than market value.
Description of the transaction	The building being rented is owned by James A. Bacigalupi

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dana Murdock
_____
(Signature)

Dana Murdock
_____
(Name)

President & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dana Murdock
_____
(Signature)

Dana Murdock
_____
(Name)

President & Director
_____
(Title)

3/13/2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mario E. Passalacqua
_____
(Signature)

Mario E. Passalacqua
_____
(Name)

Corporate Secretary & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mario E. Passalacqua
_____
(Signature)

Mario E. Passalacqua
_____
(Name)

Corporate Secretary & Director
_____
(Title)

3/13/2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Margaret J. Cross
_____
(Signature)

Margaret J. Cross
_____
(Name)

Vice President, Treasurer & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Margaret J. Cross
_____
(Signature)

Margaret J. Cross
_____
(Name)

Vice President, Treasurer & Director
_____
(Title)

3/13/2019
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Catherine A. Cowen
(Signature)

Catherine A. Cowen
(Name)

Chair of Board of Directors
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Catherine A. Cowen
(Signature)

Catherine A. Cowen
(Name)

Chair of Board of Directors
(Title)

3/13/2019
(Date)

I, Dana Murdock, being the President and Director of Thumb Butte Distillery, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2017, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Dana Murdock
(Signature)

Dana Murdock
(Name)

President & Director
(Title)

3/13/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Series Seed Offering Term Sheet
Exhibit D   Subscription Agreement
Exhibit E   Investor Deck
Exhibit F   Video Transcript
Exhibit G   DRAFT Amended and Restated Articles of Incorporation
Exhibit H   Webinar Transcript

EXHIBIT A
Financial Statements

THUMB BUTTE DISTILLERY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

February 6, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Thumb Butte Distillery, Inc.
Prescott, AZ

We have reviewed the accompanying financial statements of Thumb Butte Distillery, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 6, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THUMB BUTTE DISTILLERY, INC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ (41,058)	$ 13,612
Inventory	32,157	-
TOTAL CURRENT ASSETS	(8,901)	13,612
NON-CURRENT ASSETS		
Equipment	259,131	259,131
Accumulated Depreciation	(197,374)	(182,462)
TOTAL NON-CURRENT ASSETS	61,757	76,669
TOTAL ASSETS	52,857	90,282

THUMB BUTTE DISTILLERY, INC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

	2017	2016
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Taxes Payable	12,064	4,803
Accounts Payable	-	16,393
Payroll Payable	1,794	1,784
Current Portion of Loan Payable	-	6,104
Interest Payable	816	161
TOTAL CURRENT LIABILITIES	14,673	29,245
NON-CURRENT LIABILITIES		
Related Party Loans		
Note A	206,519	189,828
Note B	46,520	73,504
Note C	30,000	30,000
Accrued Interest	23,706	7,810
TOTAL LIABILITIES	321,418	330,386
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized;	181	181
180,953 issued; $.001 par value)		
Additional Paid in Capital	354,819	354,819
Retained Earnings (Deficit)	(623,563)	(595,104)
TOTAL SHAREHOLDERS' EQUITY	(268,563)	(240,104)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 52,857	$ 90,283

THUMB BUTTE DISTILLERY, INC
INCOME STATEMENT
FOR THE PERIOD OF DECEMBER 31, 2017 THROUGH DECEMBER 31, 2016

	2017	2016
Operating Income		
Sales	$ 298,113	$ 138,112
Cost of Goods Sold	18,305	82,980
Gross Profit	279,808	55,132
Operating Expense		
Payroll	$ 66,157	$ 19,091
Rent Expense	56,268	56,268
General & Administrative	42,658	58,562
Marketing	35,297	47,949
Professional Services	26,161	79,993
Depreciation	14,912	22,692
Supplies	13,558	9,029
Tax Expense	13,412	6,503
Insurance	7,186	10,289
Payroll Tax	6,202	1,866
Repair & Maintenance	1,480	10,105
	283,290	322,346
Net Income from Operations	(3,482)	(267,214)
Other Income (Expense)		
Consignment Fees	-	(292)
Interest Expense	-	(4,851)
State and Local Tax	(874)	(196)
Net Income	$ (4,356)	$ (272,553)

THUMB BUTTE DISTILLERY, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF DECEMBER 31, 2017 THROUGH DECEMBER 31, 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (4,356)	$ (272,553)
Change in Inventory	(5,748)	-
Change in Raw Material	(5,606)	-
Change in Finished Goods	(20,802)	-
Change in Accounts Payable	(22,497)	(1,524)
Change in Taxes Payable	7,261	4,362
Change in Payroll Liability	9	(964)
Change in Loan Payable	-	(13,300)
Change in Interest Payable	655	161
Change in Accumulated Depreciation	14,912	22,692
Net Cash Flows From Operating Activities	(36,173)	(261,126)
Cash Flows From Investing Activities		
Change in Equipment	-	(7,128)
Net Cash Flows From Investing Activities	-	(7,128)
Cash Flows From Financing Activities		
Change in Related Party Loan	(10,292)	282,332
Change in Interest Payable	15,897	7,810
Prior Period Adjustment to Retained Earnings	(24,103)	(23,129)
Change in Additional Paid in Capital	-	5,000
Net Cash Flows From Investing Activities	(18,498)	272,013
Cash at Beginning of Period	13,612	9,855
Net Increase (Decrease) In Cash	(54,672)	3,758
Cash at End of Period	$ (41,058)	$ 13,612

THUMB BUTTE DISTILLERY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF DECEMBER 31, 2017 THROUGH DECEMBER 31, 2016
_____

	2017	2016
Beginning Equity	$ (240,104)	$ 355,000
Prior Period Adjustment to Retained Earnings	(24,103)	-
Change in Retained Earnings	(4,356)	(595,104)
Ending Equity	$ (268,563)	$ (240,104)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Thumb Butte Distillery, Inc. ("the Company") is a corporation organized under the laws of Arizona. The Company operates a craft distillery that produces gin, vodka, and whiskey.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with operation of an early stage startup including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Under the terms of the Company's related party borrowings, the Company's debt can be called at any time. It is possible that the Company would have insufficient cash to settle the debt and would thus be in default.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No significant estimates were used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists of raw materials, finished product, and bottling and packaging supplies. Inventory is carried at the lower of historical cost of purchase or production, or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Sales are stated net of taxes collected on the Company's products on behalf of state or federal agencies.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2023 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are $4,689.00 per month. For 2017, the company exchanged a loan in trade for monthly rent. The loan will cover the company's rent payments until June of 2019. At that time, the company will resume paying monthly rent payments with cash.

Advertising

The Company records advertising expenses in the year incurred.

Preferred Stock

As of 2017, the Company has outstanding preferred stock. There are no voting rights associated with these shares and any future dividends payments to the shareholders are at the discretion of management.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be

realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2016. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of Arizona. The Company's tax filings in the State of Arizona for 2016, and 2017 remain subject to review by that State until 2020 and 2021 respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing

accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE C- DEBT

In 2016 & 2017, the company issued multiple related party notes ("the Related Party Notes") for the exchange of cash with the purpose of continuing operations.

Note A accrues interest at 10% per annum and is payable on the 10th of every month until balance is paid in full. Minimum monthly payments are equal to $4,447.00.

THUMB BUTTE DISTILLERY, INC.
NOTES TO FINANCIAL STATEMENTS (REVIEWED) (CONTINUED)

Note B does not accrue interest per annum and only the amount borrowed will be payable at a future date to be determined by management.

Note C does not accrue interest per annum and only the $30,000 borrowed will be payable at a future date to be determined by management.

During 2017, the Company capitalized approximately $23,706 in interest related to the Notes.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 6, 2019, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: Thumb Butte

Market: Craft Spirits & Distilling

Product: Craft Spirits

Company Highlights

- Thumb Butte Distillery's craft spirits are distributed to over 400 locations across Arizona
- Wholesale distribution customers include Costco, Total Wine, Bevmo, Safeway, Walmart, and independent liquor stores
- Has won multiple awards for its whiskeys, gins, and vodkas
- Won two medals at the 2016 American Distilling Institute competition for its Special Release #2 whiskey

PERKS

You are investing in Preferred Stock in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks. Alcohol perks are redeemable at the Thumb Butte Distillery or investors can request it to be delivered, in which case they must pay a shipping fee that will be based on their state or country assuming it's legal to ship to that destination.

$250+
- Free private tour with customized tasting scheduled by the investor

$500+
- Free private tour with customized tasting scheduled by the investor and two bottles of gin and/or vodka

$1,000+
- Selection of spirits: one whiskey, two gins and/or vodkas, and two logo tumblers

$2,500+
- Selection of spirits: two whiskeys, two gins and/or vodka, and two logo tumblers

$5,000+
- Selection of spirits: two whiskeys, two special edition bottles, three gin and/or vodkas, four tumblers, two whiskey tasting glasses, and one logo flask

$10,000+
- Invitation to the 2019 Distillers Dinner for two, plus the $5,000+ level perks


Opportunity

Distilling has been on the rise in the U.S. with the number of distilleries increasing from less than 50 to more than 1,800 over the last 18 years.[i] In 2017, the production of American craft spirits increased by nearly 25% compared to the previous year, and investments in the facilities that manufacture craft spirits doubled from 2015 to 2017. The craft category now represents 3.2% of the total U.S. spirits production by volume and 4.6% of total dollar sales. Revenue for the craft spirits market grew roughly 33% year over year to nearly $3.7 billion.[ii] Due to this trend, small-batch craft spirit producers are aiming to capitalize on the growth opportunities in the market.

Founded in 2013, Thumb Butte Distillery's mission is to stake a claim in the American small-batch distilling business in historic Arizona by making vodka, gin, rye whiskey, single malt whiskey, bourbon, and dark rum. It handcrafts award-winning small-batch spirits in its hometown of Prescott, Arizona and intends to continue the western American tradition of creating spirits from locally grown grains, herbs, and fruits. Thumb Butte spirits are distributed statewide in Arizona, and the company is seeking to expand its distribution footprint to more states including Nevada, Wyoming, Illinois, California, and New York. Bottles can also be purchased at the distillery's tasting room or directly from the company's website.

Product



Thumb Butte uses technology like motion and vibration processing that seeks to replicate old methods of barreling and shipping whiskeys. This process helps release the flavor compounds present in wood barrels and increases the complexity of the flavor profile. The company's lead distillers use charred American white oak barrels to impart color and flavor into each product. They also use smaller 5-gallon barrels to achieve a greater liquid-to-wood ratio, which helps accelerate the aging process. Local corn and Durham wheat are used to make Thumb Butte's whiskeys, and the company also gathers its own wild juniper berries and sage to use in its vodkas and gins. In the future, it plans to produce at least four special edition whiskeys a year and expand its gin offerings to include Arizona specific terroir offerings. It also plans to develop a line of bitters, including Amaro, to be released in the coming year.



Hometown

Prescott is in Arizona's central highlands and is situated at an elevation close to one-mile high,[iii] and Thumb Butte Distillery gets its name from the volcanic plug—resembling a thumb—that overlooks the town. The distillery's founders chose to distill spirits in Prescott because of the city's long history with whiskey and the town's aptly named main street, "Whiskey Row." Thumb Butte Distillery is a proud member of the community; it engages in philanthropy for local charities, and provides a musical venue for local musicians every week.



Awards

Thumb Butte's line of whiskeys include Bloody Basin Bourbon, Rodeo Rye Whiskey, and the Crown King Single Malt. In 2017, Bloody Basin Bourbon won two bronze medals, one from the American Distilling Institute,[iv] and one at the Washington Cup Competition in Kansas City, Missouri. The Crown King Single Malt also won a bronze Medal at last year's Washington Cup Competition.[v] In 2015, Rodeo Rye Whiskey won a bronze medal at the Los Angeles International Spirits Competition.[vi]

Thumb Butte's other spirit lines have also won multiple awards. In 2017, its Winter Flower Gin and Premium Vodka won silver medals at the Washington Cup Competition,[vii] and the Western Sage Gin won a silver medal at the 2015 Los Angeles International Spirits Competition.[viii]





Spirits







Bloody Basin Bourbon	*Rodeo Rye Whiskey*	*Crown King Single Malt*

Bloody Basin Bourbon is made with 70% Arizona corn, and the mash bill is finished with rye and barley. It's smooth and slightly sweet with a dark, rich finish. It's aged in new charred American oak barrels, and shows hints of vanilla, butterscotch, caramel, and rye spice.

Rodeo Rye whiskey is 90% rye whiskey and is inspired by traditional whiskeys made in the Old West. This whiskey brings out robust flavors like rye, vanilla, caramel, pepper, and oak. These deep rich flavors come out over ice, but they also make a nice addition to a Sazerac or on Old Fashioned.

Crown King Single Malt whiskey is made from malted barley grown in Northern Scotland and is aged in oak barrels previously used for Bloody Basin Bourbon. After aging, the whiskey is then transferred to Oloroso Sherry oak barrels to be finished. This whiskey has a light smoky nose, and a delicate golden color. It's great with cocktails or on the rocks.









MicroVentures

Gurley Street Gin

Gurley Street Gin was designed to be refreshing and clean, while delivering a traditional London dry experience. The gin goes through the distilling process six times and the spirit is infused with a bundle of herbs and Juniper Berries. The Juniper berries are sourced locally and help create a smooth, clean taste. Gurley Street Gin pairs great in a traditional martini or a gin and tonic.

Western Sage Gin

Western Sage Gin was created as a tribute to the herbs that grow in the American West. The herb bouquet was designed and bundled by Thumb Butte's founder Dana Murdock. The recipe for Western Sage Gin calls for a reduced amount of local juniper berries and an increased amount of sage, fennel, coriander, Arizona oranges, and lemons. This gin has an herbal bouquet with a crisp citrus finish.

WINTER FLOWER
GIN

Winter Flower Gin

Thumb Butte's holiday season ode to gin became so popular that the company decided to produce it year-round. Its Winter Flower Gin delivers a botanical selection of taste, including light notes of juniper and a host of flowers including Elder, Passion, and Hibiscus.







THUMB BUTTE
VODKA

Meyer Lemon Vodka

Thumb Butte's Meyer Lemon Vodka is an infused vodka, not a flavored vodka. The Meyer is a cross between a Eureka Lemon and a Mandarin Orange, and has a delicate lemony smoothness. These lemons are grown and picked in Phoenix, Arizona. This vodka is great in a martini, lemon drop, or a cocktail to add a sweet citrus touch.

THUMB BUTTE
VODKA

Premium Vodka

Thumb Butte's signature vodka is a blend of 80% Sonoran wheat and 20% Polish potato. This vodka makes a strong base for vodka drinks and can be stored in a freezer to make chilled martinis.



Special Release Spirits



ROBERTS
RYE





Roberts Rye

Robert's Rye is a tribute to Robert Mitchum and his 1947 film "Out of the Past." In the film, Robert Mitchum played a rugged and solitary anti-hero, and like the film character, this rye whiskey is edgy and full-bodied. Roberts Rye has all of Thumb Butte's original flavors, but at 100-proof, it has more heat, and finishes with a healthy burn.

GRAIN
WHISKEY

Special Release #2

Special Release #2 contains a blend of rye, corn, and barley whiskeys. It contains 65% rye, 30% corn, 5% barley, and was aged in small barrels that were previously used to store dark rum. This whiskey won two medals in the American Distilling Institute's 2016 competition. This first medal was a Gold in the blended whiskeys aged two to five years class, and the other was a Gold medal for the Best of Category title.[ix]

GRAIN
WHISKEY

Special Release #3

Special Release #3 is an Arizona "Grain to Glass" whiskey. The mash bill is malted barley, heirloom corn, and whole grain rye. Because this whiskey was distilled and stored in Arizona's Central Highlands—where the daily temperature can vary up to 50 degrees from day to night—Thumb Butte's distillers believe that the flavor profile is more distinguished and that the aging process is accelerated due to the temperature variation. Special Release #3 is a full bodied, full flavor American whiskey. It's great straight from the bottle or over ice.

The Tasting Room



With its current state license, Thumb Butte Distillery has the ability to operate two remote tasting rooms in the Arizona area. Its current tasting room is located inside the Prescott distillery building, and visitors can sample various lines of spirits, hand crafted cocktails, and enjoy small bites to eat. Tours of the facility are available for special events or parties. In the near future, the company aims to identify a location for a remote tasting room and still-house within the greater Phoenix area. Plans for the new location include a bar, craft food, and a large still.



MicroVentures

Use of Proceeds and Product Roadmap

Thumb Butte Distillery has developed its own small-batch craft spirits distilling business and has created a distribution business model to help expansion efforts. The funds raised will be used to increase distribution throughout the United States and into Canada. If Thumb Butte raises the maximum amount of $600,000.21, it plans to use the proceeds primarily for manufacturing (33%), general working capital (19%) equipment purchases (17%), future wages (17%), general marketing (8%), and research and development (5%). If Thumb Butte Distillery raises the minimum amount of $50,003.46 it plans to use the proceeds primarily for manufacturing (40%), general working capital (30%), general marketing (20%), and research and development (10%).



IF MINIMUM ($50,000) IS RAISED
General Marketing
R&D
Manufacturing
General Working Capital

IF MAXIMUM ($600,000) IS RAISED
General Marketing
R&D
Manufacturing
Equipment Purchases
Debt Repayment
Future Wages
Accounts Payable
General Working Capital

Business Model

Thumb Butte sells its craft spirits through its online store, distributor network, and on-site in its tasting room. Prices range from $23.99 for its vodkas to $500 for its special release whiskey. Currently, it has distribution throughout Arizona and is in over 400 locations, including resorts, hotels, bars, and restaurants.

USER TRACTION

Thumb Butte Distillery's retail customers include local residents and tourists, while the distillery's wholesale distribution customers include Costco, Total Wine, Bevmo, Safeway, Walmart, and independent liquor stores throughout the Southwest. Thumb Butte Distillery's craft spirits are distributed to over 400 locations across Arizona.



Costco Wholesale · Total Wine & More · BevMo! · Safeway · Walmart



In 2017, Thumb Butte generated $298,113 in revenue, versus revenue of $138,112 in 2016. Year-to-date as of October 2018, the company has generated $225,051 in revenue.



In 2017, expenses totaled $301,595, which is down 25% from 2016's total expenses of $404,458. This included $18,305 related to costs of goods sold (COGS), and $301,595 attributed to operating expenses. Within operating costs, the top expenses were payroll ($66,157) and rent costs ($56,268). As of October 2018, year-to-date expenses have totaled $190,362, which is down 5% over the same time period in 2017. The two largest expenditures over the period were wages ($63,775) and utility costs ($14,521).





In 2017, Thumb Butte generated a net loss of $4,356, versus a net loss of $272,553 in 2016. Year-to-date as of October 2018, the company has generated a net profit of $34,688.



INDUSTRY AND MARKET ANALYSIS

Distilled spirits gained market share relative to beer for the eighth consecutive year in 2017. In 2017, suppliers reported that distilled spirits sales rose by 4% year over year, with total sales worth $26.2 billion. Total volume rose 2.6% to 226 million cases, up 5.8 million cases from the prior year. Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products—bottles that retail for at least $20.[x]





In 2017, vodka accounted for almost one-third of total spirits volume, with 71.3 million cases sold. Total vodka sales generated $6.2 billion in revenue, up 3% year over year. Revenue from high end premium vodka—bottles that retail for over $30—rose 15% to reach $1.6 billion. American whiskey volumes increased 6% to 23.2 million cases. Super premium American whiskey volumes increased 18% to 2.4 million cases, while revenue jumped 18% year over year to $551 million.[xi] While overall volume for rum was down 0.4% year over year to 24.6 million cases, super premium rum sales increased 10% in 2017 to 546,000 cases and generated $140 million. Similarly, in 2017, overall gin sales were down 0.6% year over year to 9.9 million cases, but super premium gin sales increased 11% to 159,000 cases and generated $28 million.[xii]

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2016, the craft spirits industry generated roughly $4 billion in retail sales, up about 33% year over year. Overall volume reached nearly 7 million cases in 2017, up 23.7% from 2016. There were 1,835 active craft distillers in the U.S., as of August 2018, up 16% over the prior 12 months. The largest concentrations of distilleries were primarily in the West, mostly in California, Washington, and Colorado, and in the South, mostly in Texas. The investments in craft distillery expansion have also increased. As of 2017, total investment in the sector reached $593 million for craft distillery expansions, up 49% from the $398 million invested in 2016.[xiii]

Active Craft Distillers by State and Region



# of Active Craft Distillers by State and Region as of August 2018



Sources: TTB, ACSA, ADI, State ABC Boards, State Guilds, Team Analyses   © 2018   park◆street   *American* CRAFT SPIRITS ASSOCIATION   IWSR   **12**

As of 2018, 92% of craft distillers were defined as small producers. Yet, because small distilleries produce a limited quantity of spirits—usually single batches at a time—they accounted for just 13% of the craft spirit cases sold. For these small distillers, generating revenue on-site at the distillery is especially important, as on-site sales make up 40% of their total sales. Of small craft producers' revenue, out-of-state sales account for less than 10% of total business sales.[xiv]



Craft Spirits Market Is Fairly Concentrated
CRAFT SPIRITS DATA PROJECT
# of Craft Distillers and Case Volumes by Producer Size, 2017
# of Producers, 9L Cases (000)
7,160
1,748
100%
6.1%
1.6%
Large producers
57.2%
92.3%
Medium producers
29.7%
Small producers
13.1%
Number of cases
Number of producers
The U.S. Craft distilling market is fairly concentrated with nearly 2% of the producers being responsible for almost 60% of the cases
92.3% producers are classified as small producers. They are responsible for just 13.1% of the cases
Sources: TTB, Distiller Surveys, Team Analyses *Small: 0 - 5,258 9L Cases, Medium: 5,258 - 52,576 9L Cases, Large: 52,576 - 394,317 9L Cases
© 2018
park street
American Craft Spirits Association
IWSR
19











In 2014, Arizona's legislature established a license system exclusively for the craft liquor industry. The law made multiple modifications to existing laws that placed restrictions on bars, restaurants, and alcohol manufacturers. The rules now allow distillers to sell directly to consumers and removes the permit requirement needed to host special events like a St. Patrick's Day party. As such, wineries and distilleries are now able to host more festivals and events.[xv]

In January 2018, the White House signed a tax bill that made several changes to lower the tax bill on beer, wine, and distilled spirits. The "Craft Beverage Modernization" provision cut the federal excise taxes on alcohol, which was especially helpful for smaller producers. The new law changes the previous fixed $13.50 flat tax per proof gallon of liquor to a tiered system, which levies a $2.70 tax per proof galloon on the first 100,000 gallons produced and increases to a rate of $13.34 on the next 22.1 million gallons. Anything produced above that threshold is taxed at the original $13.50.[xvi]

COMPETITORS

Arizona Distilling Co: Founded in 2013, the Arizona Distilling Company is a micro distillery that specializes in small-batch, handcrafted spirits. It uses local ingredients to create a line of spirits that include Cooper City Bourbon, Desert Durham Wheat Whiskey, Commerce Gin, Humphry's Arizona Malt Whiskey, Park Rye Whiskey, and Mission Vodka. In May 2018, the company officially opened a new tasting room and cocktail lounge inside a 5,000-square-foot space in Tempe, Arizona. The new tasting room will include a 36-seat outdoor patio, and feature two stills—one 100-gallon still and another larger 300-gallon still.[xvii]

Adventurous Stills: Formally established in 2015, Adventurous Stills provides small-batch, handcrafted spirits and oversees everything in the distilling process from grain to bottle. It uses a custom-made mash tun and two handcrafted copper stills to create various lines of spirits that include Cold Fusion Vodka, Peralta Moonshine, Papago Rum, Camelback Gin, Peralta Bourbon, and Fossil Creek Whiskey. Tours of the distillery are available during working hours, and guests are provided four to six samples of spirits or craft cocktails at the tasting room



after the visit. The company also provides two hands-on experiences for guests who want to learn how to distill their own spirits. The "Day at the Distillery" option costs $150 and is limited to a class of three individuals, and the second distill your own barrel option allows guests to create their own barrel of spirits at a cost of $1,350.[xviii]

Desert Diamond Distillery: Established in 2009, Desert Diamond Distillery offers customers a variety of spirits, including clear white rum, dark rum, agave rum, barrel reserve rum, and vodkas. The distillery is owned and operated by the Patt family, and although it was established in 2009, it officially opened its doors to the public on April 1st, 2010. The distilling production room features a 1,000-liter still with double stack semi-automation processing. Tours of the distillery are available at a cost of $5 per person and are free for guests under 21. On average, tours are usually between 20 to 30 minutes long.[xix]

Lucid Distilling Co: Located in a historic fire station in Old Town Peoria, Arizona, Lucid Distilling Co, distills a line of artesian small-batch spirits that include Forcible Entry Vodka, Crooked Ladder Rum, Dispatch Gin, and Fire Station No.1 Whiskey. Its distilling facility includes a tasting room that is open to the public and offers tours for special events, large groups, and private parties. The tasting room's craft kitchen features an assortment of sliders, fries, charcuterie, and salads. At the bar, bottle prices range $30 to $50.[xx]

Three Wells Distilling Company: Founded in 2013, Three Wells Distilling provides various small-batch craft spirits which include Sonora prickly pear fruit spirits, American Made Agave Spirits, Mt. Lemon Gin, Old Tom Gin, and vodka. The company gets its name from the source of water it uses—well water from well #3 in Three Wells Court in Sahuarita, Arizona. Three Wells' spirits are available throughout Arizona, and distillery tours and tastings can be scheduled through the company's website. Prices range from $32 for the vodka to $100 for the Sonora Gold prickly pear cactus fruit spirit.[xxi]

TEAM



Dana Murdock, Owner and President: Dana is the president and one of the original founders of Thumb Butte Distillery. She is also one of the lead distillers and is actively involved in the company's day-to-day operations. She personally designs all of the distillery's gin spirits. Dana's previous experience includes ceramics, artisan baking, health care analysis, and vocational counseling.



Jim Bacigalupi, Owner and Head Distiller: Jim designs all of the whiskeys, oversees the aging processes, and is one of the founding members of the distillery. He worked as an artist for more than 40 years designing furniture and has worked in the glass and metal craft industries. He helps operate the distillery on a day-to-day basis and oversees every distillation. He is from California and has lived in Arizona for 14 years.


Security Type: Series Seed Preferred Stock
Round Size: Min: $50,003.46 Max: $600,000.21
Price Per Share: $4.59
Valuation: $1,750,000
Liquidation Preference: 1x
Conversion Provisions: Convertible into one share of Common (subject to proportional adjustments for stock splits) at any time at the option of the holder.

PRESS

Prescott ENews: Get Dad Something Special, Get Yourself Something Great
Cronckite News: New law allows micro-distilleries to sell their wares directly to stores and the public
Scuttlebutt Sailing News: Membership Has Its Privileges

[i] https://www.supercall.com/culture/oldest-distillery-america
[ii] https://www.forbes.com/sites/taranurin/2018/09/25/just-ten-states-produce-half-of-americas-craft-spirits-is-yours-one-of-them/#2fa762232f57
[iii] https://www.usclimatedata.com/map.php?location=USAZ0178
[iv] https://www.distillerytrail.com/blog/the-complete-list-american-distilling-institutes-2018-craft-spirits-award-winners/
[v] http://www.washingtoncup.com/PDFS/2017WashingtonCupFinalResultsPressRelease.pdf
[vi] https://fairplex.com/docs/default-source/competitions/spirits/2015/2015-bronze-medal-awards.pdf?sfvrsn=2
[vii] http://www.washingtoncup.com/PDFS/2017WashingtonCupFinalResultsPressRelease.pdf
[viii] https://fairplex.com/docs/default-source/competitions/spirits/2015/2015-silver-medal-awards.pdf?sfvrsn=2
[ix] https://distilling.com/events/judging/awards/adi-spirit-competition-2016-results/
[x] http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2
[xi] https://www.distilledspirits.org/wp-content/uploads/2018/03/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf
[xii] https://www.distilledspirits.org/wp-content/uploads/2018/03/Economic_Briefing_Support_Tables_-_2017.pdf
[xiii] https://americancraftspirits.org/craft-spirits-producers-sold-nearly-6-million-cases-last-year-alone/
[xiv] http://dsihiv6ixzmam.cloudfront.net/pdf/2018_Craft%20Spirits%20Data%20Project_092418%20FINAL.pdf
[xv] https://www.azcentral.com/story/news/politics/2014/05/04/arizona-laws-craft-liquor-distillers/8684643/
[xvi] http://www.gray-robinson.com/blog/post/1646/2018-starts-strong-with-new-alcohol-legal-developments
[xvii] https://www.phoenixnewtimes.com/restaurants/arizona-distilling-co-company-10712548
[xviii] http://www.adventstills.com/instruction/
[xix] https://www.desertdiamonddistillery.com/kingman-distillery/
[xx] http://www.phoenixmag.com/lifestyle/booze-run.html
[xxi] https://shop.threewellsdistilling.com/

EXHIBIT C

Offering Term Sheet

TERMS FOR PRIVATE PLACEMENT OF SERIES SEED PREFERRED STOCK OF
Thumb Butte Distillery, Inc.
February 11, 2019

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Thumb Butte Distillery, Inc., an Arizona corporation (the "**Company**"). Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed Preferred Stock of the Company (the "**Series Seed**").
Aggregate Proceeds:	$600,000.21 in aggregate.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "**Purchasers**").
Price Per Share:	Price per share (the "**Original Issue Price**"), based on a pre-money valuation of $1,750,000.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares; (iii) authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iv) redeem or repurchase any shares (other than pursuant to employee or consultant agreements); (v) declare or pay any dividend; or (vi) liquidate or dissolve, including any change of control.
Documentation:	Documents will be identical to the Series Seed Preferred Stock documents published at www.seriesseed.com, except for the modifications set forth in this Term Sheet.
Financial Information:	Purchasers who have invested at least $50,000 ("**Major Purchasers**") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
Future Rights:	The Series Seed will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).
Proxy Voting	The purchaser appoints MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all Series Seed Preferred Stock of the Company.

Binding Terms: For a period of thirty days, the Company shall not solicit offers from other parties for any financing. Without the consent of Purchasers, the Company shall not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

COMPANY: THUMB BUTTE DISTILLERY, INC

PURCHASERS:

Name: _____

Name: _____

Title: _____

Title: _____

Date: _____

Date: _____

IRREVOCABLE PROXY TO VOTE STOCK

OF

THUMB BUTTE DISTILLERY, INC.

The undersigned stockholder, and any successors or assigns ("***Stockholder***"), of Thumb Butte Distillery, Inc., an Arizona corporation, (the "***Company***") hereby irrevocably (to the fullest extent permitted by applicable law) appoints MicroVenture Marketplace Inc (such person, the "***Proxy***"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do so) with respect to all of the shares Series Seed Preferred Stock of the Company that now are or hereafter may be beneficially owned by Stockholder, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "***Shares***") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by Stockholder as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon Stockholder's execution of this Irrevocable Proxy, any and all prior proxies (other than this Irrevocable Proxy) given Stockholder with respect to the Shares are hereby revoked and Stockholder agrees not to grant any subsequent proxies with respect to the Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Irrevocable Proxy as long as the Shares are outstanding.

This Irrevocable Proxy is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to that certain Series Seed Preferred Stock Investment Agreement dated as of even date herewith by and between Company and Stockholder.

The attorney and proxy named above is hereby authorized and empowered by Stockholder, at any time, to act as Stockholder's attorney and proxy to vote the Shares, and to exercise all voting and other rights of Stockholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting.

All authority herein conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Company.

Dated: _____

_____
(Signature of Stockholder)

Shares beneficially owned on the date hereof and/or to be owned following the Closing: _____

EXHIBIT D

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
Thumb Butte Distillery, Inc.
400 N Washington Ave.
Prescott, AZ 86301

Ladies and Gentlemen:

The undersigned understands that Thumb Butte Distillery, Inc., a Arizona corporation (the "Company"), is offering up to One Hundred Thirty Thousand, Seven Hundred Nineteen (130,719) shares of Series Seed Preferred Stock (the "Securities") in a Regulation CF Offering at a price per security of Four Dollars and Fifty Nine Cents ($4.59) for an aggregate capital raise of up to Six Hundred Thousand and Twenty One Cents ($600,000.21). This Offering is made pursuant to the Form C, dated February 11, 2019 as the same may be amended or supplemented (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) and Regulation CF of the Securities Act and Title III under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. **SUBSCRIPTION**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **THE CLOSING**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on April 8, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. **PAYMENT FOR SECURITIES**. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Arizona, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the

Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) <u>Status of Undersigned</u>.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) <u>Restrictions on Transfer or Sale of Securities</u>.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. **CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY**. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) Filing of Restated Charter. The Company shall have filed with the Arizona Corporation Commission the Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C.

b) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) Target Amount. Prior to the offering deadline specified in the Form C, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C and at the time of the Closing, the Company shall have received into the escrow account established with MicroVenture Marketplace, Inc. and the escrow agent in cleared funds, and is accepting, subscriptions for the Securities having an aggregate investment amount of at least the target amount specified in the Form C.

8. **OTHER AGREEMENTS**.

(a) Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least Fifty Thousand Dollars ($50,000) in this offering and has thereby become a Major Investor (a "**Major Investor**") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in the Company.

(c) Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Investor.

(d)   Additional Rights. In the event that the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**")). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

(e)   Participation Right.

(i)   General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor's "**Pro Rata Share**" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

(ii)   New Securities. "**New Securities**" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "**Board**"); (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

(iii)   Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

(iv)   Failure to Exercise. If the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 8(e).

9. **OBLIGATIONS IRREVOCABLE**. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **LEGEND**. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. **WAIVER, AMENDMENT**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **ASSIGNABILITY**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **WAIVER OF JURY TRIAL**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **SUBMISSION TO JURISDICTION**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Prescott, Arizona, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. **GOVERNING LAW**. This Subscription Agreement shall be governed by and construed in accordance with the laws of Arizona, without regard to conflict of law principles thereof.

16. **SECTION AND OTHER HEADINGS**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **COUNTERPARTS**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **NOTICES**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Thumb Butte Distillery, Inc. 400 N Washington Ave. Prescott, AZ 86301 Attention: Dana Murdock
with a copy to:	Law Office of Robin Sosnow, PLLC 648 Broadway, Suite 1003 New York, NY 10012 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. **BINDING EFFECT**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **SURVIVAL**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **NOTIFICATION OF CHANGES**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **SEVERABILITY**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2019

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Thumb Butte Distillery, Inc.
By_____ Name: Title:

EXHIBIT A

<u>Restated Charter</u>

See Exhibit G to Form C

EXHIBIT E
Investor Deck



THUMB BUTTE DISTILLERY

"Art You Can Drink"



THUMB BUTTE

PRESCOTT ARIZONA

DISTILLERY

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



A LITTLE HISTORY

- Thumb Butte distillery started as an idea in 2013.

- In previous careers, the founders worked with wood, glass, metal, and baked goods, and were looking for a craft product that had a shelf life.

- Food and drink seemed to make people happy so they decided to start making spirits.

- The company started distilling in the fall of 2013 and opened its doors in May 2014.



PRODUCTS AND AWARDS

PRESCOTT ARIZONA
THUMB BUTTE
DISTILLERY


THUMB BUTTE
SINGLE MALT WHISKEY
750ml
BOURBON WHISKEY
GRAIN WHISKEY
THUMB BUTTE
VODKA

LIST OF AWARDS



- Los Angeles International Spirit Competition
  - Western Sage Gin, Silver Medal[i]
  - Rodeo Rye, Bronze Medal[ii]

- American Distilling Institute
  - Grain Whiskey, Gold[iii]
  - Bloody Basin Bourbon, Bronze Medal[iv]

- Washington Cup[v]
  - Bloody Basin Bourbon, Bronze Medal
  - Winter Flower Gin, Silver Medal
  - Premium Vodka, Bronze Medal
  - Crown King Single Malt, Bronze Medal

i. https://fairplex.com/docs/default-source/competitions/spirits/2015/2015-silver-medal-awards.pdf?sfvrsn=2
ii. https://fairplex.com/docs/default-source/competitions/spirits/2015/2015-bronze-medal-awards.pdf?sfvrsn=2
iii. https://distilling.com/events/judging/awards/adi-spirit-competition-2016-results/
iv. http://www.distillerytrail.com/blog/the-complete-list-american-distilling-institutes-2018-craft-spirits-award-winners/
v. http://www.washingtoncup.com/PDFS/2017WashingtonCupFinalResultsPressRelease.pdf



PRODUCTION STATUS

- Thumb Butte is currently operating at approximately 25% of production capability. Its distributor, Breakthru Beverage, is purchasing all of the company's wholesale production.

- The company aims to double its production.

- Thumb Butte has distributors in Illinois and California. It also has an online platform where spirit products can be ordered directly.



PRODUCT ROADMAP

- Thumb Butte Distillery aims to grow in the next three years. It has already achieved product placement in Costco, Safeway, Total Wine, and Bevmo.

- Thumb Butte products are sold in bars, restaurants, hotels, and resorts like the El Tovar Room at the Grand Canyon, and the Monte Lucia in Scottsdale, Arizona.

- Thumb Butte aims to achieve nationwide distribution and increase its online distribution.

- It also plans to add a second remote tasting room.



REMOTE TASTING ROOM

Within its current state license, Thumb Butte Distillery has the ability to operate two remote tasting rooms. During 2018, the company aims to identify a location for a remote tasting room and still-house within the greater Phoenix area. This facility is planned to have a tasting bar, food, and a working still.







PRESCOTT ARIZONA

THUMB BUTTE

D I S T I L L E R Y

Dana Murdock
President

Thumb Butte Distillery

Prescott, Arizona





Jim
Head Distiller



James
Assistant Distiller



Kathleen
Sales Manager



Justin
IT Administrator



Alejandro
Bartender

EXHIBIT F

Video Transcript

TBD Video Final.mov

Dana Murdock: [00:00:00] Hi, I'm Dana Murdock here at Thumb Butte Distillery. We have grounded our distillery in the American West. That's why we have names like Bloody Basin Bourbon, Rodeo Rye, Gurley Street Gin, and Crown King Single Malt. We produce award winning gins, whiskey, and vodkas. And we've used barrels from Quadi Winery in California, and Caduceus vineyards up the hill in Jerome. We find that the flavors imparted by dessert wines and red wines add a very distinct and interesting taste to our whiskeys. We describe our gins as terrior gins. That means that the soil, and the products that we've used impart a particular flavor into the gins. We use Arizona wheat. We use Arizona Juniper, fennel, sage, and citrus in our gins. We use that juniper berries from three different varieties of juniper trees. I want to thank you for taking the time to look at our presentation and we hope that you decide to join us in our adventure.

Jim Bacigalupi: [00:01:12] Hello, I'm Jim Bacigalupi. I'm the head distiller here at Thumb Butte Distillery. My wife Dana Murdock and I are the working partners. We must compete in the arena of quality not quantity. We are asking you to participate in the growth of our distillery.

Dana Murdock: [00:01:29] Success can mean many things to different people. We are not making the mistake of thinking that our distillery can compete with the huge distilleries. We know that quality is the arena we should be in. The New, the modern taste profiles, the experimental that is always the beginning of a successful commercial product. We know these things because we have lived this approach our entire professional lives. Dana was a craft Baker. She took an existing business and turned it around into a well-known supplier of bread. That was bread with a capital B. Her customers included restaurants owned by celebrities, and many other resorts, and restaurants in the Santa Barbara, California area. When customers come to your bakery every week and tell you that your baguettes are the best this side of France you know you're doing something right. When Diana had 25 employees she realized to be a successful business you had to assume the role of caretaker not only for the employees, but for their families. When a delivery driver came in sick, it was Dana who jumped in the truck and spent the day delivering. This is commitment to success. Accepting the challenge and following through accepting nothing less than quality. I was an artist for 40 years furniture, glass casting, and metal fabricating. I spent my last life chasing perfection not settling for second best. I travelled and worked throughout the U.S. creating things of beauty. I designed and built interiors, and furniture for captains of industry, and just normal folks who wanted something unique. I competed in many art shows, museums, and art galleries. I knew I couldn't make a thousand chairs for a commercial building, but I knew I could make a set of four that we end up in a design magazine. Quality is why I survived not quantity. So here we are together with all the best intentions and the experience to know what it takes to hold out in a tough business atmosphere. That's admirable but not enough. We needed something else, something our competitors lacked. There was nothing available, so we created something. We have an aging system that we believe allows us to realize our ideas for new products faster. It continues to help our production whiskies to maintain a high level of quality, while allowing us to tweak the flavor profiles with new woods and other adjuncts. There have always been ideas employed to aging whiskey. One of the very first practices was putting whiskey barrels into the holds of sailing ships. And after crossing the equator several times they realized that the whiskey tasted better. And in those days they thought for sure that it was the magnetism of the earth that was responsible for this better taste. Well we know better now Thumb Butte Distillery has its own system, a system that has been working for over three years. This system has allowed us not only to speed up the process of aging our whiskeys, but to take immediate action upon creating a new liquor. This helps us move in and out of the experimental stage quickly, and into the production stage. This has allowed us the advantage of having an idea for an aged gin, moving into the experimental stage, and very quickly deciding how the exposure to the oak is necessary to achieve the right taste. This product could take two years in other distilleries not in ours and we won a bronze medal at the 2018 ADI competition. That's the American Distilling Institute. When we were asked to produce a special rye whiskey to honor the career of Robert Mitchum, we were able to quickly produce an age rye that won a bronze

medal at the San Francisco world competition in 2018. That's a medal for our aging system. The American Distilling Institute awarded our Bloody Basin Bourbon a bronze medal in 2018. ADI awarded our single malt, and our barrel aged Gin Rummy bronze medals. We also won two gold medals for our very special edition of grain whisky.

Dana Murdock: [00:05:36] Hi, here we are in the tasting room at the distillery in Prescott Arizona. Behind us on the wall are some of the products that we make here and we hope that you will someday enjoy. When you taste our products especially the whiskey you will taste things you expect to taste like vanilla, oak, brown sugar, and apple notes. But what we really want you to taste is the pinion pine, the ponderosa pine, the juniper, the red rocks, the clear creeks, the granite, and the deep blue skies of northern Arizona. We want to thank you for taking the time to look at our presentations, and we hope that you will join us on this adventure.

Dana Murdock & Jim Bacigalupi: [00:06:21] Thank you everybody.

EXHIBIT G

DRAFT Amended and Restated Articles of Incorporation

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

THUMB BUTTE DISTILLERY, INC.

Thumb Butte Distillery, Inc. (the "***Corporation***"), incorporated on October 8th, 2013, duly existing under Arizona law and desiring to amend and restate its Articles of Incorporation, submits the following Amended and Restated Articles of Incorporation of the Corporation (the "***Articles of Amendment***"):

ARTICLE I: NAME

The name of this corporation is Thumb Butte Distillery, Inc.

ARTICLE II: REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Arizona is 2390 E. Camelback Road, Phoenix, AZ 85016. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III: DEFINITIONS

As used in these Articles of Amendment, the following terms have the meanings set forth below:

"***Original Issue Price***" means $4.59 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE

The purpose of the Corporation is to conduct in the State of Arizona the business of a distillery and other related products and activities. This Corporation is organized for the purpose of transacting any or all lawful business for which a corporation may be incorporated under the laws of the State of Arizona, as amended from time to time.

ARTICLE V: AUTHORIZED SHARES

The Corporation is authorized to issue two classes of stock, designated "***Common Stock***" and "***Preferred Stock.***" The total number of shares of Common Stock that the Corporation is authorized to issue is 1,000,000, $0.001 par value. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 130,719 shares, $0.001 par value.

The Preferred Stock may be issued from time to time in one or more series. The first series of Preferred Stock shall consist of 130,719 shares and shall be designated "***Series Seed Preferred Stock***." As of the effective date of these Articles of Amendment, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in these Articles of Amendment.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Amendment) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of A.R.S. §§ 10-725 and 10-726.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock.

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, and subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, the holders of shares of Preferred Stock shall be paid one times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed Preferred Stock. The balance of the remaining proceeds may be distributed to Common Shareholders.

1.2   Payments to Holders of Common Stock. Subject to the rights, preferences and privileges of any series of Preferred Stock that may, in the future, be authorized and issued, in the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

        1.3.1   Definition. Each of the following events is a "***Deemed Liquidation Event***":

        (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; _provided_ that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

        (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

        1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

        2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to

the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any

of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

2.4   Proxy Voting. The purchasers of Series Seed Preferred Stock appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of Stockholder, with full power of substitution and resubsition, to vote and exercise all voting and related rights (to the fullest extent that Stockholder is entitled to do) with respect to all Series Seed Preferred Stock of the Company.

3.   Conversion. The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the

certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be

made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall

makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such

holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**_Mandatory Conversion Time_**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the A.R.S, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS

A.   **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Articles of Amendment, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Arizona, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Arizona at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY

A.   **LIMITATION.** Pursuant to A.R.S. § 10-202(B)(1) or any amended or successor statute, no director of the Corporation shall be liable to the Corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for: (i) the amount of financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on the Corporation or the shareholders; (iii) an unlawful distribution pursuant to A.R.S. § 10-833; or (iv) an intentional violation of criminal law.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which A.R.S permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the A.R.S §10-856.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation."

*   *   *   *   *

The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of the shareholders of the Corporation in accordance with A.R.S § 10-1003.The Corporation has one class of shares and the total number of outstanding shares of the Corporation entitled to vote with respect to the foregoing amendment and restatement of the Articles of Incorporation was 380,953 shares of Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding shares of Common Stock.

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EXHIBIT H
Webinar Transcript

Brett Andrews:	Hey everyone. We're going to give it about a minute more before we get started here, just to let some people file in case they're running a little behind.
Brett Andrews:	Hi everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today. Today we'll be hearing from Dana Murdoch, owner and president of Thumb Butte Distillery. In addition to being the president and one of the original founders of Thumb Butte Distillery, Dana is also one of the lead distillers and is actively involved in the company's day to day operations. She personally designs all of their gin spirits. Dana's previous experience includes ceramics, artisan baking, healthcare analysis and vocational counseling.
Brett Andrews:	I'm also joined by Jim Bacigalupi owner and head distiller of Thumb Butte. Jim designs all the whiskeys, oversees the aging processes, and is one of the founding members of the distillery. He worked as an artist more than 40 years designing furniture and has worked in the glass and metal craft industries. He helps operate the distillery on a day to day basis and oversees every distillation. He's from California. He has lived in Arizona for 14 years. How are you guys doing today?
Dana Murdock:	Okay.
Jim Bacigalupi:	Good.
Dana Murdock:	How are you Brett?
Brett Andrews:	I'm doing well. I'm doing very well. Thank you all for joining us and thanks everyone who is attending right now. So, I want to run through the ground rules real quick. Dana is going to start things off by running through her pitch deck. It should be around 10 or 15 minutes. During the presentation we encourage those of you who are listening to send in questions. If you go over to your Go to Webinar control panel there's several tabs, one's titled Questions. if you click there should see a window where you can submit them. You can feel free to submit them during the presentation. They won't interrupt, they'll just go to me and when Dana's finished with the deck, we'll go into Q&A and cover the questions that have been submitted and then field any others that anyone may have.
Brett Andrews:	So with that, Dana, I'll let you take it away and introduce everyone to Thumb Butte Distillery.
Dana Murdock:	Okay. We are here in Prescott, Arizona, which is in North Central Arizona in an area called the Central Highlands. And this town has a main drag called the Whiskey Row, which has existed since the 1900s, and it was one of the haunts of the Earp Brothers and Doc Holiday. So we felt that Prescott was probably right for a distillery. There hadn't been a legal one here since prohibition. So in 2013, we started talking about the possibility of opening a distillery here. Arizona was just starting to legalize craft distilleries. At that time there was one distillery

open in the state, whereas Washington State, which had a comparable population, had over 40 distilleries at that time.

Dana Murdock: So we started working on the distillery. We started distilling in the fall of 2013, and we opened our doors in May of 2014. We have a tasting room, which includes tastings and tours of the distillery. We do bottle sales at the tasting room. We make craft cocktails. We are also a local music venue and event space.

Dana Murdock: We have won over 14 national and international awards in the last four years. And we plan to keep entering competitions and plan to keep winning them. Our first win was at the Los Angeles International Spirits Competition in 2014, and that was pretty exciting for us. It was the first competition we entered, and our Western Sage Gin won a silver medal and the rye won a bronze. Since then we have won something in every competition that we have entered, and we're trying to be a little more selective about where we enter because there's so many new competitions that have sprung up across the country. There's one every couple of weeks and it does cost money to enter so we have to be a little bit selective about where we go with our product.

Dana Murdock: We are currently operating about 25 to 30% of our production capability. And our distributor is purchasing just about everything that we make that isn't sold in the tasting room. We would like to double our production in the next year or so and increase our distribution. We are currently licensed in Arizona, Nevada, Wyoming and California, but we need to increase our production so that we can supply those markets. There is a demand for our product. It is known outside the state and we would like to expand in that direction.

Dana Murdock: Our Spirit Club currently has over 50% of the owners are from outside of Arizona. In Arizona, we are placed in Costco, Safeway, Total Wine, Bevmo, and many independent liquor stores and bars, restaurants and resorts. It's been very satisfying to us to be able to go into a place and see our product on the menus in these places, which is what we ultimately want. And we want to grow our product in that direction.

Dana Murdock: Our license allows us to have two remote tasting rooms in addition to the one at our distillery right now, and we are always looking for that perfect location for a second or third tasting room. And we may end up going into the greater Phoenix area for that because that's where the huge population base of this state is.

Dana Murdock: Through 2017 over 14 craft distilleries that were aged three to ten years were acquired by corporations. Like Bacardi, Compari, Stoli and Pernod Ricard. Those are large multinational liquor corporations that own most of the distilleries in Scotland now and many in Belgium and France. We would like to be the first distillery in Arizona that is acquired.

Dana Murdock:	We have an assistant distiller who works for us every day here. We have a brand ambassador who sells in the Phoenix area. We have bartenders and IT people who work here with us, and we need to increase our sales throughout Arizona and the rest of the United States.
Dana Murdock:	We currently produce a full line of products including vodka, gins and whiskeys. And we plan to continue to produce these products and to keep the quality consistent. But we also plan to expand our whiskey line to include new special edition whiskeys a couple of times a year, some seasonal gins, some new single malts including our rye single malt, new wheat whiskey. And we're working on a formula for absinthe, which hopefully we will be able to release by summer.
Dana Murdock:	So that's sort of where we are right now. We're looking for investors to help us expand our distribution and our product line, and we would love it if you would come along and join us on this adventure. So that's pretty much my overview of where we are right now. And we welcome any questions that you might have a regarding the pitch deck or any of the information that I've given you or anything that you may have read in our offering.
Brett Andrews:	Thanks Dana. I really appreciate that. So real quick before we jump into Q&A, we did have a couple people log on late as we often do. So I want to remind everyone that they can send in questions over on the control panel side under the questions tab and I will go ahead and ask away.
Brett Andrews:	So real quick, I want to kind of kick things off. So you said, I believe it was, you said it was, you got started in 2013. Was it 2014 when you first started selling?
Dana Murdock:	That's when we opened our doors.
Brett Andrews:	Gotcha.
Dana Murdock:	And we got our distributor in probably January of 2015. So up till that point we were doing a little self-distribution and selling out of the tasting room.
Brett Andrews:	Okay. And what was the first product that you, I mean, so you guys have been doing this for a while now. What was the first, I'm guessing you didn't have this many types of SKUs and this many just spirit types. What was the first one you guys got started with?
Dana Murdock:	The first one we started with was vodka because it didn't have to age, and we could sell it right away. We wanted to make a nice, clean vodka so we used a blend of organic wheat and potato. And the potato seems to soften the edge on that vodka. And we also knew that in order to make gin, which was very interesting especially to me, we had to have vodka because gin is just one more distillation after the vodka when it's infused with the herbs and citrus. So we had vodka and gin to start, and we released our first whiskey in the fall of 2014, which was a rye.

Brett Andrews:	Okay. Very cool. And so what's your highest or most popular SKU right now?
Dana Murdock:	I think right now it's our bourbon. We've been amping up production as much as possible because our bourbon has been selling like crazy through the winter. In the spring and summer our Western Sage Gin is always our best seller. But bourbon may stay strong throughout this year. It's looking that way.
Brett Andrews:	Yeah, I think there seems to be a macro trend that bourbon is pretty popular right now, old fashioneds and other drinks. So you guys are probably see seeing that as well. We've got a question here. I want to read it aloud just so that the person asking understands that we acknowledge it. We're not going to be able to answer this. But you mentioned the goal of being acquired, what's the timeline in your mind about the earliest I could happen? So we're not, because of the regulation the SEC has on this, we're not allowed to make forward-looking statements. So there isn't any information that we can give on that unfortunately. So we're just not going to be able to address that. I apologize. But that's just the nature of the beast here.
Brett Andrews:	So there is another question though about competition and they want to know what makes you different from other distillers that you're seeing in the marketplace. Can you touch a little bit on that Dana?
Dana Murdock:	Yes. Here in Arizona right now there are about 22 federal distilling licenses. The one distillery that was open before us here in Arizona produces rum from molasses. So we don't see them as direct competition with us. They may be branching out into whiskeys though in the next year or so.
Dana Murdock:	In Arizona, our competition is mostly in the vodka and gin area and there are a couple of distilleries in Phoenix who are producing a decent gin, which we see as competition for us. Although our gins tend to be more terroir gins using Arizona citrus and herbs that we grow here, local juniper berries, things like that that we can advertise. Most of our competition in the whiskey area comes from outside of Arizona. Other craft distilleries that are been in business a couple of years longer than us and are expanding their distribution.
Brett Andrews:	Okay, great. I think that's a pretty thorough response. You can tell you that you've thought a lot about this. We've got a question here about margins. So can you touch a little bit on your typical selling price for, I guess, retail and what the margins look like for you guys?
Dana Murdock:	For retail, our whiskeys sell in our tasting room and in most of the retail outlets for around $45. We do sell our special editions exclusively through our tasting room and online sales. Their price point is much higher, usually starting at around $100 for a 375 bottle. Our distributor takes most of our production whiskeys and our vodkas and our gins and they receive the product at a 35% reduction from our retail price. And then they sell to bars, restaurants, liquor

stores. That's the way it works. It's a three-tier state. So there's always a distributor involved.

Brett Andrews: Yeah. Florida, which is where I'm from is the same way I'm pretty sure. I'm sorry, I may have missed it. Did you say how much it costs for you guys to produce one?

Dana Murdock: Well, depending on the volume we're working at, to produce a bottle of whiskey, we're somewhere probably around $12, $14 for production.

Brett Andrews: There's still a nice margin in there, gross margin in there. Let me see here. We've got a question about marketing. How are you currently marketing the product? So maybe you can touch on, one of the things I was going to ask as well about is the difference, I'm not sure how many investors are familiar with the industry, but difference between on and off premise. And then kind of the, the way that you market for those and just how you guys are generally making customers aware of the product.

Dana Murdock: Okay. On and off premise. On premise is where the alcohol is actually consumed on the premise, like in a bar or restaurant or resort hotel. And we do one on one tastings with the staff at various hotels and bars. We also will go in and sponsor a night where we sponsor a drink or an event at those places. Off sale liquor stores, grocery stores. We do, do tastings and we provide just information to buyers like at Costco. The Costco here doesn't do live tastings, but Jim has gone there several times and just been there as an information person and to sign bottles to encourage people to buy our product because it is local.

Dana Murdock: We are a member of Locals First in Arizona and Phoenix has the largest chapter of Locals First in the country. Very supportive of local products. We market directly to bars and restaurants in our area all the way up to the Grand Canyon. And we try to get a particular drink on the menu because that helps push our product. That increases the concept of local. There's also a hanger that goes on the bottles in the off sale, the liquor stores and grocery stores that has the Arizona flag and says local.

Dana Murdock: And so we participate in a lot of charity events around the area and wine festivals, distillers festivals, that kind of thing. We participate in different benefits for environmental and conservation activities in northern Arizona. And we try to be an active part of our community.

Brett Andrews: Great. So would you say it's sort of this push pull effect of you get a drink on the menu that's using your product and so that increases customers' awareness so that when they go to the liquor store they'll ask for it, or they'll look to buy the product for themselves to have at home.

Dana Murdock: Absolutely. That name recognition is really important. I mean, we have articles in Phoenix Magazine where we give press releases to all the local newspapers.

We're a big local music venue, so we get the bands and all their following in here every weekend. I look at those things as advertising too. The band and all of that is sort of a marketing effort on our part.

Brett Andrews: Yeah, that definitely sounds like it makes sense. Okay, let me see. We've got a couple more. What is the split in revenue between the, so maybe you can just give a percentage, not absolute dollars. What's the split in revenue between the tasting room and the outside sales, the sales not in the tasting room?

Dana Murdock: Well, right now it's probably 50/50. One of our plans is to expand the tasting room because we make more profit when we sell things in the tasting room. We don't have to discount that price to anybody. So we would like to increase that revenue that comes through the tasting room because that's also where we get to interact personally with the customers. And we find that builds repeat business and that's what we want.

Brett Andrews: And do you get, is it mostly locals that are visiting your tasting room? Is there any, do you get people from out of town there? Or is it, is that ...

Dana Murdock: We're a big tourist town, so every weekend we have people, a lot from Phoenix, but a lot from all over the United States and Europe who come here regularly. We have customers from Germany that come twice a year and buy cases of bourbon and take them back. So we are trying to be more user friendly for people who are traveling by air. One of our goals is to include smaller bottle sizes in the tasting room and encourage people to access our online store for shipments outside of Arizona.

Brett Andrews: Yeah, it seems like being a tourist destination is for the marketing effect you guys are talking about. So I can definitely see that. Let me see here. We've got another question already. Oh, here's one on use of funds. So you talked about this a little bit but maybe you can just kind of go over it a little bit more. We do just to let people know on the campaign page on the MicroVentures website and I'll point you guys there and get at the end. But there is a whole use of proceeds breakdown so you can see how the funds are planning to be spent. But while we have you here, Dana, why don't you touch a little bit on the investment and how you guys plan to divvy up the investment into use of funds?

Dana Murdock: Okay. Our plan, as I've stated earlier is to expand a little bit. So on the minimum raise and the maximum rate is the highest percentage goes to manufacturing and raw material purchase. We also plan to increase marketing into other areas as we expand and research and development. On the minimum raise, about 30% of the raise would be working capital, which includes raw material purchase and supplies. On the maximum raise, there is a little more for research and development but still heavily into manufacturing, raw equipment and marketing.

Brett Andrews:	Gotcha. Okay. I think that was good. And like I said before, there's two nice looking graphs on the campaign page where you can see the breakdown of the use of funds in more detail if you are interested in that. So that does it for the audience questions. Real quick before we wrap up here, I wanted to see if you could maybe give us a couple of suggestions of a few cocktails that you would recommend if we were ever going to pick your product up somewhere.
Dana Murdock:	Well, we make some pretty exciting cocktails here at the tasting room. We make the best cosmo in town according to all of our customers. We make all of our own syrups and we use fresh citrus. So a cosmo is, we make it with our Meyer lemon vodka with fresh lemon juice, cranberry juice and orange peel that has been scorched with a torch. We make old fashioneds with rye and bourbon and we make our own bourbon infused cherries that we use in those martinis are always a favorite. And with our gins, sometimes I like to drink them straight, but we make our own tonic syrup and we're always willing to give that recipe out for anyone who wants it. So we use tonic syrup and seltzer water with our gins for our gin and tonics. But it won't be gin and tonics season here until May. But we're ready now.
Brett Andrews:	Yeah, Kentucky Derby time, right?
Dana Murdock:	That's right. And we always have a mint julep on Kentucky Derby day.
Brett Andrews:	Very cool. Well, I can't wait to try the product. I appreciate all the feedback here. So if anyone, after we get off the webinar, this is being recorded. It will be put up on the site, on the MicroVentures site. So most of the folks that will be hearing this will be after the fact. If you do have questions when you do hear this you can submit them through our website and we can make sure they get to Dana and her team and she can help answer them.
Brett Andrews:	And by the way, the offering for Thumb Butte Distillery will be closed I think in a couple weeks here. So if you are interested in investing and being a part of this, you can visit the MicroVentures website and click on the Crowdfunding tab and they're not hard to find. Then when you go to their page there's a lot of the information we covered today and a lot of other stuff that we that we actually didn't even get to. So you can read some more there. And then we've got a big bright orange invest button up at the top. And so if you are interested in participating and click on that and it'll walk you through the steps. [crosstalk 00:25:01].
Dana Murdock:	Brett, can I inject here? There was one topic I kind of wanted to talk about, which is online liquor sales.
Brett Andrews:	Yeah.
Dana Murdock:	And what we've noticed in the industry is that liquor sales, like all consumer sales, are increasingly going online. And I can only anticipate that we're going to

see a decline in brick and mortar liquor stores. There are also an increasing number of online distributors who are marketing themselves to us on a weekly basis. So we are trying to get a little bit ahead of the curve here and we're working with online distributors in California and Illinois right now getting ready to try to push in that direction. Because it is a new thing for liquor, but it is increasingly popular with consumers, at least [crosstalk 00:26:03]. Go ahead.

Brett Andrews: How does that work on the licensing side again? So I know, there's certain states that don't allow it or how, because I know it's state, or at least a [crosstalk 00:26:09].

Dana Murdock: Right, the beauty of it is that the online distributors handle all of that licensing in all the states that they distribute to. So, they help us facilitate the sales and the shipping, but they handle all the licensing for distribution.

Brett Andrews: Great. And so are you guys were using Breakthrough?

Dana Murdock: We are in Arizona, yes.

Brett Andrews: Didn't they just merge with Republic or is that still happening?

Dana Murdock: No, they did. They did. I think they're second biggest distributor in the country now.

Brett Andrews: Yeah, I'm not, in fact I wasn't sure if they may have even passed Southern. I don't know.

Dana Murdock: Southern says they haven't, so I don't know.

Brett Andrews: And we're not making any claims with that being the case.

Dana Murdock: No, we're not.

Brett Andrews: But I guess it's safe to say that they're big and they're established so they've got their feet or their hands in pretty much anywhere you'd want to be in the United States.

Dana Murdock: Yes, they do.

Brett Andrews: Okay, well great. I'm glad you added that. And maybe one more thing before we sign off. Is there anywhere else that you would like to point people? So maybe your website, I think it's thumbbuttedistillery.com. Do you guys have any social channels or anywhere else you'd like them to go?

Dana Murdock: We do, we're on Facebook, Thumb Butte Distillery. And Instagram. So feel free to post or comment about us and check out our website and our online store.

Brett Andrews: Yeah, that'd be great. So I'm sure we'll have some people interested in trying the product. Well, great. Well this has been very informative for me and I'm sure the people listening. I already pointed everyone towards the MicroVentures site for the Crowdfunding page, so you guys can go check that out. And that's about all we've got today. So Dana, Jim, I want to thank you guys both for taking the time to share more about Thumb Butte and that's going to conclude the webinar.

Jim Bacigalupi: Thank you.

Dana Murdock: Thanks.

Brett Andrews: All right guys. Thanks for the time everybody. Have a great day, great rest of your week.